

December 31, 2012

VIA E-Mail
Mr. Brian S. Block
Executive Vice President, Chief Financial Officer
American Realty Capital New York Recovery REIT, Inc.
405 Park Avenue, 15th Floor
New York, New York 10022

      **Re:**    **American Realty Capital New York Recovery REIT, Inc.**
              **Form 10-K for the year ended December 31, 2011**
              **Filed on February 29, 2012**
              **File No. 333-163069**

Dear Mr. Brian S. Block:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 1A. Risk Factors, page 8

1.     We note your tenant concentration disclosure on page 5. In future Exchange Act reports, please revise to include applicable risk factor disclosure relating to your tenant concentration, including identifying tenants whose annualized rental income represents five percent or more of your total annualized rental income.

<u>We may be unable to pay or maintain distributions from cash available from operations… page 12</u>

2.      We note your disclosure on page 63 that cash flow from operations accounted for 13% of total distributions (excluding distributions reinvested in your DRIP) to common and preferred stockholders for the period ended December 31, 2011.  In future Exchange Act reports, please revise this risk factor to include the percentage coverage of the shortfall in cash flow from operations for the filing period and base the percentage coverage on total distributions paid.  Please make similar revisions to the distributions table on page 63 with respect to the percentage coverage based on total distributions paid, including those reinvested.

<u>Liquidity and Capital Resources, page 57</u>

3.      We note your disclosure that as of December 31, 2011, you had accrued $25,000 to redeem 2,538 of common shares at an average of $9.99 per share due to the death of one stockholder. In future Exchange Act reports, to the extent applicable, please revise your disclosure to include the total number of redemptions received, the number of redemption requests fulfilled and the number of redemptions that went unfulfilled during the year.  If cash flow from operations is less than the redemption amount paid, please include the source of cash used to fund the redemption requested and fulfilled.

<u>Operations and Modified Funds From Operations, pages 58 – 62</u>

4.      We note you have labeled gains (losses) from the extinguishment/sale of debt, derivatives or securities holdings as non-recurring and described your mark-to-market adjustments within Note 3 as non-recurring.   Given the nature of these adjustments, it is not clear why they are non-recurring.   Please clarify and/or revise to remove the reference to non-recurring from your disclosures.   Reference is made to Question 102.03 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

<u>Item 13. Certain Relationships and Related Transactions, and Director Independence, page 67</u>

5.      We note your disclosure on page F-24 relating to the compensation paid to the advisor.  In future Exchange Act reports, please revise your tabular disclosure to include offering costs, including sales commissions and organization and offering costs reimbursements.  In addition, please clarify whether such amounts have been paid, forgiven or are accrued but unpaid.

Note 3 – Real Estate Investments, page F-15

6.      We note you have included a property table which includes Net Operating Income and Annualized Rental Income per Square Foot in the footnotes to your financial statements.  Given that these appear to be non-GAAP measures, please explain to us how you determined it would be appropriate to include these amounts within the footnotes to your financial statements.

Note 9 – Common Stock, page F-22

7.      Please revise future periodic filings to disclose the tax status of distributions per unit pursuant to Rule 3-15(c) of Regulation S-X.

Schedule III – Real Estate and Accumulated Depreciation, page F-29

8.      Please revise future periodic filings to disclose in a note to the gross amount column your aggregate cost for Federal income tax purposes.   Reference is made to Rule 12-28 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.  Please contact Folake Ayoola at (202) 551-3673 or Jennifer Gowetski at (202) 551-3401 with any other questions.

Sincerely,

/s/ Kevin R. Woody

Kevin R. Woody
Branch Chief